EXHIBIT 12

AT&T INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Dollars in Millions

	Year Ended December 31,
	2018	2017	2016	2015	2014
Earnings:
Income from continuing operations before income taxes	$24,873	$15,139	$19,812	$20,692	$10,355
Equity in net (income) loss of affiliates included above	48	128	(98)	(79)	(175)
Fixed charges	10,197	8,854	7,296	6,592	5,295
Distributed income of equity affiliates	243	46	61	30	148
Interest capitalized	(493)	(903)	(892)	(797)	(234)

Earnings, as adjusted	$34,868	$23,264	$26,179	$26,438	$15,389

Fixed Charges:
Interest expense	$7,957	$6,300	$4,910	$4,120	$3,613
Interest capitalized	493	903	892	797	234
Portion of rental expense representative of interest factor	1,747	1,651	1,494	1,675	1,448

Fixed Charges	$10,197	$8,854	$7,296	$6,592	$5,295

Ratio of Earnings to Fixed Charges	3.42	2.63	3.59	4.01	2.91